FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of October 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                     No   X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Attached to this report is a copy of the third quarter press release and supplemental data, dated October 25, 2006, pertaining to the financial condition and results of operations at and for the quarter ended September 30, 2006. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended September 30, 2006 are unaudited.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT BVC: TDV.d October 25, 2006	For Release: Contact:

FOR IMMEDIATE RELEASE

Cantv Investor Relations

+011 58 212 500-1831 (Main)

+011 58 212 500-1828 (Fax)

Email: invest@cantv.com.ve

The Global Consulting Group

Lauren Puffer

646 284-9404 (US)

Email: lpuffer@hfgcg.com

CANTV ANNOUNCES THIRD QUARTER 2006 RESULTS

Sustained growth in mobile and broadband businesses drove 35.5% revenue increase over third quarter last year. Strong third quarter EBITDA of Bs. 551.1 billion, 32% of revenues, reflects improved performance over same period last year

HIGHLIGHTS

•	Our mobile and broadband customer base increased 68.9% and 61.6%, respectively, over third quarter 2005. Our mobile customer base approached 6.8 million

•	Continued strong ABA (ADSL) sales increased our customer base to nearly 406 thousand subscribers, a 65.7% increase over third quarter 2005

•	Sustained switched access line growth generated a 7.0% gain over third quarter 2005

•	Consolidated revenues increased 35.5% over third quarter 2005 resulting from sustained growth in all our business segments, most notably in mobile and broadband services which posted respective increases of 65.2% and 22.5%

•	Excluding the impact of the third quarter 2005 additional pension obligation, third quarter 2006 EBITDA margin increased by 700 basis points

•	Net income of Bs. 465.0 billion was driven by higher EBITDA and a higher income tax benefits, mainly attributable to the recognition of 2005 and 2006 investment tax credits pursuant to the extension granted through December 28, 2006

•	Cumulative nine months free cash flow increased 103.8% over same period last year driven mainly by the EBITDA increase

Financial results are stated in accordance with International Financial Reporting Standards (IFRS). Translation of financial statements data to US$ has been performed solely for the convenience of the reader, converting bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 3Q06 Earnings Commentary - October 25, 2006	NYSE: VNT BVC: TDV.d 1

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	3Q06	3Q05	Inc./(Dec.)%
Revenues	1,741.9	1,285.2	456.7	35.5%
EBITDA	551.1	(315.0)	866.1	N.M.
EBITDA Margin	32%	(25)%	N.M.	N.M.
Net Income (Loss)	465.0	(332.1)	797.1	N.M.
EPADS (Bs.)	4,194	(2,995)	7,189.0	N.M.

	Sep’ 06YTD	Sep’ 05YTD	Inc./(Dec.)%
Revenue	4,775.4	3,562.8	1,212.6	34.0%
EBITDA	1,287.8	397.8	890.0	223.7%
EBITDA Margin	27%	11%	1,600bps	N.M.
Net Income (Loss)	744.5	76.7	667.8	870.7%
EPADS (Bs.)	6,716	692	6,024.0	870.7%

CAPEX	716.7	560.5	156.2	27.9%
Free Cash Flow	849.1	416.7	432.4	103.8%
Debt payments	47.4	242.6	(195.2)	(80.5%)

	3Q06	3Q05	Inc./(Dec.)%
Subscribers (thousands)
Fixed	3,679	3,304	375	11.3%
Switched access lines	3,256	3,043	213	7.0%
Residential	2,527	2,340	187	8.0%
Non-residential	617	602	15	2.3%
Public Telephones	112	101	11	11.6%
Broadband	423	261	162	61.6%
ABA (ADSL) lines	406	244	162	65.7%
Private Circuits	17	17	—	2.1%
Mobile	6,764	4,004	2,760	68.9%
Postpaid	314	238	76	31.9%
Prepaid	6,450	3,766	2,684	71.3%
Traffic (millions of outgoing minutes)
Fixed Local	3,127	3,568	(441)	(12.4)%
Fixed DLD and ILD	617	614	3	0.5%
Mobile	1,528	949	579	61.0%

N.M.= Not meaningful

Note: further details are disclosed in additional tables posted in the Investor Relations section of Cantv’s web site

Revenue Analysis

Strong mobile and broadband revenues continued to drive top line growth

Operating revenues totaled Bs. 1,741.9 billion during third quarter 2006, a Bs. 456.7 billion (35.5%) increase over third quarter 2005.

Quarter-over-quarter revenue growth was the result of increases of 65.2%, 15.6% and 22.5% in mobile, fixed line revenues excluding broadband, and broadband, respectively.

As a percentage of total revenues, third quarter 2006 mobile revenues increased from 38.2% in third quarter 2005 to 46.5% in third quarter 2006 (see Figure 2).

The 17.2% revenue increase in our fixed line segment was largely a result of the 61.6% growth in broadband customers combined with 22.5% higher fixed to mobile interconnection outgoing revenues and sustained fixed wireless subscriber growth. Excluding broadband, fixed line revenues increased 15.6% over third quarter 2005. Local service tariffs remained frozen.

Compared to same period during the previous year, mobile revenue grew 65.2% mainly driven by increase in our subscriber base.

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 2

Fixed

Sustained growth in fixed switched access lines

Switched Access Lines:

Lines in service increased 7.0% on a year-over-year basis expanding our customer base to nearly 3.3 million.

Net additions of nearly 90 thousand were generated during third quarter 2006 reflecting sustained subscriber growth (See Figure 3). These additions were 25.4% higher than those generated during the same period in 2005.

Growth during third quarter 2006 was driven by a net increase of 69,572 residential lines combined with net increases of 17,541 non-residential lines and 2,880 new public telephony lines.

Once again, our prepaid services drove our fixed line growth as evidenced by 61,525 third quarter net additions. A 52.2% reduction in both residential and non-residential postpaid churn combined with the growth in fixed wireless customers yielded the highest net additions of postpaid lines achieved since second quarter 2004.

Local Service Revenues:

Local service revenues decreased 2.6% over 3Q05

Third quarter 2006 local service revenues of Bs. 226.1 billion were Bs. 5.9 billion (2.6%) lower than revenues recorded during the same period of 2005. The slight reduction primarily reflects decreases in usage, installation and equipment revenues, which were partially offset by the increases in monthly recurring charges (See Figure 4). Local service residential and non-residential tariffs remained unchanged in the third quarter.

Figure 4 - Local Service Revenues

	(in millions of Bs.)
	3Q06	3Q05	Inc./(Dec.)%
Monthly recurring charge	134,324	126,609	7,715	6.1%
Installation & Equipment	8,313	10,397	(2,084)	(20.0)%
Usage	83,429	95,006	(11,577)	(12.2)%

Total	226,066	232,012	(5,946)	(2.6)%

The 6.1% increase in monthly recurring charges revenues over third quarter 2005 is attributable to growth in the prepaid customers subscribing to our “Prepago Minutos Libres” product offering. This plan generates a Bs. 11,400 monthly recurring charge, which includes 100 local minutes.

The 20.0% reduction in installation and equipment revenue was attributable to non-recurring equipment revenues recorded in third quarter 2005.

Local usage revenues declined 12.2% primarily due to 12.0% decrease in unbundled (billed) minutes. As shown in Figure 5, the 12.0% decrease in local services traffic was attributable to 10.4%, 11.2% and 30.5% reductions in residential, non-residential and public telephony traffic, respectively.

Figure 5 - Local Unbundled Minutes

	(in millions of Bs.)
	3Q06	3Q05	Inc./(Dec.)%
Residential	1,368	1,526	(158)	(10.4)%
Non-residential	742	836	(94)	(11.2)%
Public telephony	116	167	(51)	(30.5)%

Total	2,226	2,529	(303)	(12.0)%

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 3

The 30.5% reduction in public telephony traffic continues to be driven by the substitution of this service with mobile service, combined with competition from informal telecommunications vendors. The decline in traffic resulted from 61.3% and 5.4% decreases in traditional payphones and Telecommunication Centers’ traffic, respectively.

Our customers maintain their preference to use Telecommunication Centers due to their safety and the value added services they offer. The Company encourages the use of these centers due to the vulnerability of traditional payphones to vandalism and is focusing on relocating its public telephony services to high traffic areas such as hospitals, malls and subway stations.

The Company is carrying out various initiatives to improve public telephony performance, such as: (i) in September 2006, the Company began installing a new billing system in the Telecommunication Centers which should increase our flexibility to execute new promotions, and (ii) Cantv is updating its public phone plant with newer models to reduce maintenance costs.

Domestic Long Distance Revenues:

DLD revenues and traffic decreased 2.8% and 6.0%, respectively

Domestic long distance (DLD) revenues decreased Bs. 2.0 billion (2.8%) compared to third quarter 2005, due primarily to a 6.0% overall traffic decrease partially offset by 13.2% increase in the monthly recurrent charge revenues from bundled plans. (See Figure 6).

Figure 6 - DLD Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	3Q06	3Q05	Inc./ (Dec.)%		3Q06	3Q05	Inc./ (Dec.)%
Residential	18,125	20,065	(1,940)	(9.7)%	134	135	(1)	(0.7)%
Non-residential	30,188	31,903	(1,715)	(5.4)%	161	166	(5)	(3.0)%
Public telephony	8,062	8,202	(140)	(1.7)%	63	66	(3)	(4.5)%

Total Unbundled	56,375	60,170	(3,795)	(6.3)%	358	367	(9)	(2.5)%

Bundled plans	15,011	13,257	1,754	13.2%	156	180	(24)	(13.3)%

Total	71,386	73,427	(2,041)	(2.8)%	514	547	(33)	(6.0)%

Compared to the same period of 2005, third quarter 2006 unbundled DLD revenues decreased 6.3% to Bs. 56.4 billion mainly due to 2.5% decrease in DLD unbundled traffic and weighted average tariff decreases in the residential and non-residential segments.

The 13.3% traffic reduction for bundled plans is attributable to migration of customers to bundled plans that are more stringent in minutes with others migrating to unbundled plans. Despite traffic reduction, new additions and migrations between bundled plans drove higher revenues from bundled DLD plans.

Overall traffic decrease is mainly attributable to mobile service substitution. Even though our fixed service offering still has the price advantage, customers value the convenience of mobile telephony.

International Long Distance Revenues:

ILD revenues increased 12.4% driven by 6.1 billion increase in revenues on outgoing minutes charged to customers

Third quarter 2006 International long distance (ILD) revenues of Bs. 36.4 billion reflect a 12.4% increase over third quarter 2005, mainly due to a Bs. 6.1 billion (20.4%) increase in outgoing revenue partially offset by Bs. 2.1 billion decrease in net settlements revenues.

Figure 7 - ILD Traffic

	Minutes (in millions)
	3Q06	3Q05	Inc./ (Dec.)%
Incoming minutes	145	116	29	25.0%
Outgoing minutes	103	67	36	53.7%

Net Settlements	42	49	(7)	(14.3)%

Incoming/Outgoing ratio	1.4	1.7	(0.3)	(18.7)%

Outgoing minutes charged to customers	83	70	13	18.6%

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 4

The 20.4% increase in revenues from outgoing traffic was driven by an 18.6% increase in outgoing traffic (See Figure 7) and 1.8% increase in weighted average prices. The increase in weighted average prices is attributable to the higher proportion of calls made to more expensive destinations than during the same period in 2005. The 18.6% increase in outgoing traffic results from traffic increases in residential and public telephony segments, particularly in Telecommunication Centers, where traffic increased 62.1% over third quarter 2005. During third quarter 2006 Telecommunication Centers generated nearly 50.0% of total outgoing ILD traffic.

Regarding the incoming/outgoing ratio, the Company continues its strategy of negotiating greater commitments for inbound traffic with key operators in exchange for the improved quality of service supported by our IP platform. Despite this initiative, improved ILD market conditions in all segments and its effect in outgoing traffic has resulted in a lower incoming/outgoing ratio compared to third quarter 2005.

Interconnection Revenues (Outgoing Fixed to Mobile and Incoming):

Increase in IXC revenues driven mainly by 22.5% increase in fixed to mobile outgoing revenues

Third quarter 2006 quarter-over-quarter 20.7% increase in interconnection revenues was attributable to 22.5% and 3.9% increase in outgoing and incoming revenues, respectively. (See Figure 8).

Figure 8 - Interconnection Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	3Q06	3Q05	Inc./ (Dec.)%		3Q06	3Q05	Inc./(Dec.)%
Local F-M Outgoing	149,481	130,202	19,279	14.8%	459	397	62	15.6%
DLD F-M Outgoing	84,927	61,225	23,702	38.7%	273	197	76	38.6%

Total Outgoing	234,408	191,427	42,981	22.5%	732	594	138	23.2%
Incoming*	20,436	19,667	769	3.9%	442	462	(20)	(4.3)%

*	Incoming minutes do not account for transport traffic

The 23.2% increase in outgoing traffic reflects the significant growth in the mobile market. The 3.9% increase in incoming revenues is due to 64.1% higher revenue related to transport traffic, partially offset by 4.4% decrease in incoming revenue resulting from mobile service substitution. (See Figure 8).

The 14.8% and 38.7% increases in local and DLD fixed to mobile (F-M) outgoing revenues over third quarter 2005 were primarily driven by their respective 15.6% and 38.6% traffic increases. The volume gains in local were partially offset by an 0.8% decrease in weighted average rates.

Other Fixed Services Revenues:

Other fixed services revenues increased by 86.2% mainly driven by Bs. 37.0 billion from recognition of subscriber rights revenues

Other fixed services revenues increased Bs. 56.3 billion (86.2%) compared to third quarter 2005, due to increases of Bs. 40.2 billion in other wireline-related services, Bs. 2.5 billion in Internet dial-up and Bs. 13.6 billion in other telecommunications-related services.

Other wireline-related services increased by Bs. 40.2 billion (79.1%) mainly driven by a one-time Bs. 37.0 billion revenue recognition of subscriber rights of customers who have lost the refund right.

Other telecommunications-related services increased Bs. 13.6 billion driven by increases in directories revenues.

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 5

Broadband:

Broadband revenues increased 22.5%

Broadband revenues increased Bs. 40.6 billion (22.5%) on a quarter-over-quarter basis to Bs. 220.9 billion, representing 12.7% of the Company’s total revenues. The increase was due to Bs. 50.4 billion (69.8%) increase in ABA (ADSL) revenues partially offset by Bs. 9.8 billion (9.1%) decrease in private circuits revenues (See Figure 9).

Figure 9 - Broadband Revenues and Subscribers

	Revenues (in millions of Bs.)				Subscribers (thousands)
	3Q06	3Q05	Inc./(Dec.)%		3Q06	3Q05	Inc./(Dec.)%
Private circuits	98,196	108,001	(9,805)	(9.1)%	17	17	—	2.1%
ABA (ADSL)	122,688	72,274	50,414	69.8%	406	244	162	65.7%

Total	220,884	180,275	40,609	22.5%	423	261	162	61.6%

ABA (ADSL) net additions of over 43 thousand during 3Q06

ABA (ADSL) lines continued their strong growth trend, with 65.7% quarter-over-quarter growth. Taking advantage of the low market penetration rate in this sector, our continued investment and commercial efforts to improve and promote our broadband offering have fuelled the strong ABA (ADSL) sales momentum. These efforts resulted in over 43 thousand net additions during third quarter 2006. As of September 30, 2006, our ABA (ADSL) customer base totaled nearly 406 thousand lines.

Blended ABA (ADSL) ARPU was Bs. 107 thousand, 6.8% higher compared to same period prior year, mainly driven by a 14% residential and non-residential tariff increase implemented in August 2006. The tariff increase was partially offset by the higher growth of residential subscribers, who now accounted for 77.9% of the our total ABA (ADSL) subscribers at the end of the third quarter 2006 compared to 72.5% in 2005.

68.4% of total Internet subscribers are ADSL

Internet subscribers grew 27.2% on a year-over-year basis from nearly 465 thousand to nearly 592 thousand. ABA (ADSL) subscribers increased as a percentage of total Internet subscribers from 52.6% at the end of third quarter 2005 to 68.4% at the end of third quarter 2006.

Mobile

Mobile revenues increased by 65.2% in 3Q06

Third quarter mobile revenues increased 65.2% on a quarter-over-quarter basis to Bs. 810.8 billion, increasing its share of the Company’s total revenues from 38.2% to 46.5%.

The quarter-over-quarter growth in mobile revenues resulted from a 60.9% gain in total traffic, largely driven by the 68.9% increase in our customer base and 7.9% increase in equipment sales.

Subscribers:

Mobile subscriber base to nearly 6.8 million

By the end of third quarter 2006, the mobile customer base totaled nearly 6.8 million subscribers, a 68.9% increase on a year-over-year basis. (See Figure 10). Our postpaid and prepaid subscriber bases individually posted increases of 31.9% and 71.3%, respectively.

We added nearly 188 thousand net subscribers, a 2.9% sequential increase over our second quarter 2006 customer base.

The Company has deepened actions towards attracting postpaid customers from the competition, in pursuit of improving revenue share. New postpaid plans launched during third quarter 2006 yielded the highest net postpaid additions since 2001 with 25,122 new postpaid subscribers.

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 6

Usage and ARPUs:

Total usage grew 60.9% compared to 3Q05

A total of 1,741 million minutes of use (outgoing and incoming) were generated during third quarter 2006, a 60.9% increase compared to third quarter 2005 (see Figure 11). Our bundled offers continue to drive most of the outgoing traffic growth. The overall 61.0% increase in third quarter 2006 outgoing minutes resulted from 87.1% increase in bundled traffic combined with 34.5% growth in unbundled minutes.

During third quarter 2006, blended ARPU declined 5.8% to Bs. 41,991, postpaid ARPU grew 7.2% to Bs. 186,241 and prepaid ARPU declined 2.4% to Bs. 35,222 (See Figure 12). The decline in blended ARPU was driven by the higher percentage of new customers subscribing to our prepaid bundled plans.

Figure 11 - Mobile Minutes

	(in millions)
	3Q06	3Q05	Inc./(Dec.)%
Outgoing*	1,528	949	579	61.0%
Incoming	213	133	80	60.2%

Total	1,741	1,082	659	60.9%
Incoming from related parties	324	240	84	35.0%

*	Includes bundled and unbundled minutes

Figure 12 - Mobile ARPU

	(in Bs.)
	3Q06	3Q05	Inc./(Dec.)%
Prepaid	35,222	36,088	(866)	(2.4)%
Postpaid	186,241	173,767	12,474	7.2%
Blended	41,991	44,563	(2,572)	(5.8)%

SMS revenues increased 104.8%

Short message services (SMS) continued to deliver strong revenue growth. Third quarter 2006 SMS revenues totaled Bs. 188.4 billion, a 104.8% increase over third quarter 2005. More than 2.7 billion messages, a 49.4% increase over the same 2005 period, were sent by our customers during the quarter. SMS represented 23.2% of the Company’s third quarter mobile revenues.

Handset sales represented 14.7% of mobile revenue

Revenues from handset sales during third quarter 2006 increased 7.9% on a quarter-over-quarter basis, accounting for 14.7% of mobile revenues.

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 19.3%, excluding additional pension obligation due to Supreme Court ruling in 3Q05, driven by labor and pension expense and mobile equipment sales

Third quarter 2006 total operating expenses decreased Bs. 403.5 billion, or 22.3%, to Bs. 1,404.3 billion, compared to Bs. 1,807.8 billion in third quarter 2005. The decrease reflects Bs. 409.4 billion, or 25.6%, lower operating expenses excluding depreciation and amortization, partially offset by Bs. 5.9 billion or 2.9% increase in depreciation and amortization expense.

Excluding the additional pension obligation due to the Supreme Court ruling of Bs. 630.7 billion that was recorded in third quarter 2005, total operating expenses would have increased Bs. 227.3 billion, or 19.3%. The increase would have been composed mainly by a Bs. 221.4 billion, or 22.8%, of higher operating expenses excluding depreciation and amortization, combined with a Bs. 5.9 billion or 2.9% increase in depreciation and amortization expense.

Operations, maintenance, repairs and administrative expenses: Increased Bs. 93.6 billion, or 16.7%, primarily due to Bs. 83.3 billion in labor and benefit related expenses driven by the higher pension expense resulting from the 2005 Supreme Court ruling, as well as salary increases.

Cost of sales of mobile equipment: Increased Bs. 52.0 billion, or 29.1%, driven by higher cost per handset sold and a slight increase in numbers of handsets sold.

Interconnection cost: Increased Bs. 26.0 billion, or 17.9%, mainly due to 15.9% increase in traffic volumes over third quarter 2005.

Concession and other taxes: Increased Bs. 29.4 billion, or 38.3%, in line with increased revenues.

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 7

Provision for uncollectible: Increased Bs. 6.1 billion, or 72.1%, compared to third quarter 2005, due to a 2005 adjustment that served to lower the provision to a level consistent with the Company’s revised policy. The provision is now based on an account receivable aging analysis that yields a result more accurately aligned to the Company’s collection experience.

Depreciation and amortization: Increased Bs. 5.9 billion, or 2.9%, resulting from the additional capital investments made in 2005 and 2006 as well as the reduction of useful lives for certain assets.

Other expense, net: Increased Bs. 14.2 billion, to Bs. 15.6 billion, compared to Bs. 1.4 billion in third quarter 2005, due to the loss generated during third quarter 2006, from the exchange of Venezuelan Government debt securities denominated in US dollars.

EBITDA and EBITDA Margin

EBITDA of Bs. 551.1 billion, 74.5% higher excluding additional pension obligation due to Supreme Court ruling in 3Q05

Third quarter 2006 EBITDA was Bs. 551.1 billion and EBITDA margin 32%. Third quarter 2005 negative EBITDA of Bs. 315.0 billion and negative EBITDA margin of 25% were primary driven by the additional pension obligation associated with the Social Chamber of the Supreme Court’s July 26, 2005 decision.

Excluding the impact of the increased pension obligation in third quarter 2005 of Bs. 630.7 billion, EBITDA for the third quarter 2006 would have increased by Bs. 235.3 billion or 74.5%, and EBITDA margin would have increased 700 basis points, as compared to the third quarter 2005. The normalized increase resulted from a 35.5% revenue increase higher than the 22.8% increase in operating expenses excluding depreciation and amortization. The revenue increase was driven by the continued mobile revenues growth during 2006 and the recognition of subscriber rights revenues. The increase in operating expenses excluding depreciation and amortization was primarily due to higher labor and related benefit expenses.

Please refer to Reconciliation of Non-GAAP financial measures section on page 16 for a reconciliation of EBITDA to GAAP financial measures.

Interest Income and Exchange Gain (Loss), net and Taxes

Higher interest income and exchange gain (loss), net and lower taxes

Interest income and exchange gain (loss), net: Increased Bs. 14.7 billion, or 167.4%, to Bs. 23.5 billion in third quarter 2006, compared to Bs. 8.8 billion in third quarter 2005. Interest income increased Bs. 6.5 billion, or 32.9%, due to a 67.5% increase in the balance of temporary investments year-over-year. Third quarter 2006 interest expense decreased Bs. 5.7 billion, or 61.3% due to lower debt. An exchange gain of Bs. 0.9 billion was recorded in third quarter 2006 compared to an exchange loss of Bs. 1.7 billion during the same period in 2005, due to devaluation of the Japanese yen against the bolivar.

Income tax benefit: Decreased Bs. 77.8 billion to Bs. 103.9 billion in third quarter 2006, compared to Bs. 181.7 billion in third quarter 2005. During third quarter 2006 a current tax benefit of Bs. 7.8 billion was recorded compared to a current tax provision of Bs. 27.4 billion in third quarter 2005. This current tax benefit was attributable to the recognition of investment tax credits from 2005 and the nine months of 2006 related to the July 10, 2006 opinion from SENIAT agreeing to apply until December 28, 2006, previously described in the second quarter 2006 Earnings Release. Deferred tax benefit decreased by Bs. 113.0 billion, or 54.0%, to Bs. 96.1 billion in third quarter 2006, compared to Bs. 209.1 billion in third quarter 2005. The decline was mainly attributable to higher deferred tax benefits from the additional pension obligation recorded in third quarter 2005.

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 8

Net Income (Loss)

Net income of Bs. 465.0 billion

Third quarter 2006 net income totaled Bs. 465.0 billion, compared to a net loss of Bs. 332.1 billion in third quarter 2005.

Excluding the impact of the additional pension obligation of Bs. 630.7 billion and the related net impacts in the deferred income tax benefit of Bs. 198.2 billion in third quarter 2005, and reduction of Bs. 154.1 billion in current tax expense in third quarter 2006 as a result of the recognition of investment tax credits from 2005 and 2006, net income for third quarter 2006 would have increased by Bs. 210.4 billion, or 209.4%. This adjusted variance is attributable to Bs. 229.4 billion increase in operating income, combined with higher interest income and exchange (loss) gain, net of Bs. 14.7 billion and higher income tax provision of Bs. 33.7 billion.

Cash Flow Analysis

Stronger cash generation allowing for a 103.8% increase in free cash flow

Free cash flow (FCF) for the nine-month period ended September 30, 2006 totaled Bs. 849.1 billion, 103.8% higher than the Bs. 416.7 billion reported for the nine-month period ended September 30, 2005. The Bs. 432.4 billion year-over-year FCF increase was driven by a Bs. 588.6 billion increase in net cash provided by operating activities, partially offset by a Bs. 156.2 billion increase in CAPEX (See Reconciliation of Non-GAAP financial measures on page 16 for a reconciliation of FCF to GAAP financial measures). The increase in cash from operations was largely composed of a Bs. 162.6 billion reduction in uses of working capital and an increase of Bs. 331.6 billion in cash earnings (net income adjusted for non-cash items).

Cash used in financing activities totaled Bs. 448.6 billion, primarily reflecting dividend payments of Bs. 405.8 billion and debt repayment of Bs. 47.4 billion.

The Company’s net cash position totaled Bs. 1,435.8 billion as of September 30, 2006, compared to Bs. 994.3 billion as of December 31, 2005.

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital expenditures for the nine-month period ended September 30, 2006 totaled Bs. 716.7 billion, a Bs. 156.2 billion, or 27.9% increase over the same period in 2005. Capital expenditures during 2006 continue to be focused on: (i) expansion of our CDMA-1X network footprint to support projected mobile and fixed wireless demand; (ii) deployment of backbone and data networks to sustain growth in our ABA (ADSL) and other data product lines; (iii) deployment of Evolution Data Optimized (EvDO) technology for wireless broadband services; (iv) the substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency; and (v) integration and transformation of the Company’s information systems.

Total Debt

During the nine-month period ended September 30, 2006, the Company’s debt payments totaled Bs. 47.4 billion, including Bs. 4.7 billion (US$2.2 million) for International Finance Corporation (IFC) loans, Bs. 20.1 billion (¥1,081.9 million) to Japan’s Eximbank, repayment of Bs. 11.2 billion of commercial paper, and Bs. 11.4 billion of local loans. During the nine-month period ended September 30, 2005, debt payments totaled Bs. 242.6 billion, including Bs. 84.7 billion (US$39.4 million) for IFC loans, Bs. 20.3 billion (¥1,081.9 million) to Japan’s Eximbank, repayments of Bs. 137.6 billion of commercial paper and local loans.

As of September 30, 2006, the Company’s debt totaled Bs. 63.4 billion, a Bs. 43.9 billion reduction from the debt balance as of September 30, 2005.

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 9

Total debt represented 1.6% as a percentage of Equity as of September 30, 2006, compared to 3.0% as of September 30, 2005.

OTHER DEVELOPMENTS

Dividends

As of the date of this release, approvals required for the conversion to US dollars for the ordinary dividend of Bs. 700 per share (US$2.28 per ADS) approved at the 2006 annual shareholders’ meeting have not yet been obtained from CADIVI.

Since dividends are paid in bolivars, under the exchange control regime implemented in January 2003, the repatriation of dividends for American Depositary Shares (ADS) holders and foreign investors must be requested from CADIVI (the Government’s Commission for Administration of Foreign Exchange). The timing for the request and final approval depend on the fulfillment of extensive formalities and documentation with CADIVI.

The portion of the dividend payment in bolivars to ADS holders and foreign investors has been deposited with a Venezuelan bank pending for the approval by CADIVI for the conversion of bolivars to US dollars and the payment to corresponding foreign banks and distribution to ADS holders and foreign investors.

The most recent approval for conversion to US dollars obtained of a dividend paid by Cantv, corresponds to the dividend paid on April 27, 2005. This dividend received approval for conversion to US dollars by CADIVI within 82 days for ADS holders and 140 days for other foreign investors, following payment in bolivars.

As of the date of this release, 181 days have elapsed since the dividend was paid in bolivars.

Update on Verizon’s Proposed Sale of its Stake in Cantv to Telmex and América Móvil

On October 2, 2006, the first extension date of the Stock Purchase Agreement expired, and Verizon Communications Inc. and the Joint Venture between Telmex and América Móvil announced a second extension of the Stock Purchase Agreement to December 29, 2006, the date after which any of the parties may unilaterally terminate the Stock Purchase Agreement dated April 2, 2006 if the acquisition has not been consummated.

As of the date of this release, the relevant regulatory authorities had not made a decision regarding the announced transaction.

Pension Adjustment Decision

The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by a lower Court, known as the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas (the Execution Court).

The Execution Court appointed the Central Bank of Venezuela to perform the necessary calculations to determine the amounts due to beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by Cantv pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages and as of the date of this release the newly appointed experts had not submitted the results of their calculations.

CANTV 3Q06 Earnings Commentary - October 25, 2006	NYSE: VNT BVC: TDV.d 10

Pursuant to the Social Chamber of the Supreme Court’s decision, the Company agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. In accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the minimum urban wage level.

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, Cantv must adjust all retirees’ pension payments that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Government, and lifted the written request requirement. Following this decision, effective September 1, 2006, each of Cantv’s pension beneficiaries is now collecting monthly pension payments equal or higher than the minimum urban wage.

Final determination of the actual amounts due and payments to retirees are still awaiting the calculations ordered by the Execution Court.

Partial Amendment of Income Tax Law

On September 25, 2006, the Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Income Tax Law. This Amendment includes the extension of investment tax credits on telecommunications companies for five additional years.

Delayed Repayments of Financial Debt

At the date of this release, the Company has not received the approval from CADIVI to obtain the foreign currency related to the semi-annual payment of capital and interests pursuant to Movilnet’s debt agreement with the International Finance Corporation of US$ 2.4 million that was scheduled for payment on July 14, 2006.

CANTV 3Q06 Earnings Commentary - October 25, 2006	NYSE: VNT BVC: TDV.d 11

Financial Statements Data

Income statement data

For the quarters ended September 30, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	226,066	13.0%	232,012	18.1%	105	109	(2.6)%
Domestic long distance	71,386	4.1%	73,427	5.7%	33	34	(2.8)%
International long distance	35,869	2.1%	29,803	2.3%	17	14	20.4%
Net settlements	538	0.0%	2,589	0.2%	—	1	(79.2)%

Total international long distance	36,407	2.1%	32,392	2.5%	17	15	12.4%
Fixed to mobile - Outgoing	234,408	13.5%	191,427	14.9%	109	89	22.5%
Interconnection incoming	20,436	1.2%	19,667	1.5%	10	9	3.9%
Other wireline-related services	91,008	5.2%	50,822	4.0%	42	24	79.1%
Internet dial-up	18,175	1.0%	15,643	1.2%	8	7	16.2%
Other telecommunications-related services	12,301	0.7%	(1,236)	(0.1)%	6	(1)	N.M.

Total other fixed services	121,484	7.0%	65,229	5.1%	56	30	86.2%
Broadband	220,884	12.7%	180,275	14.0%	103	84	22.5%

Total fixed revenues	931,071	53.5%	794,429	61.8%	433	370	17.2%
Mobile revenues
Mobile services	691,761	39.7%	380,407	29.6%	322	177	81.8%
Mobile equipment sales	119,048	6.8%	110,345	8.6%	55	51	7.9%

Total mobile revenues	810,809	46.5%	490,752	38.2%	377	228	65.2%

Total operating revenues	1,741,880	100.0%	1,285,181	100.0%	810	598	35.5%

Operating Expenses
Provision for uncollectibles	14,627	0.8%	8,498	0.7%	7	4	72.1%
Operations, maintenance, repairs and administrative	652,926	37.5%	559,276	43.5%	305	260	16.7%
Cost of sales of mobile equipment	230,747	13.2%	178,713	13.9%	107	83	29.1%
Additional pension obligation due to Supreme Court ruling	—	0.0%	630,710	49.1%	—	293	(100.0)%
Interconnection cost	170,683	9.8%	144,715	11.3%	79	67	17.9%
Concession and other taxes	106,225	6.1%	76,787	6.0%	49	36	38.3%
Other expense, net	15,595	0.9%	1,437	0.1%	7	1	985.2%

	1,190,803	68.4%	1,600,136	124.5%	554	744	(25.6)%
EBITDA	551,077	31.6%	(314,955)	(24.5%)	256	(146)	N.M

EBITDA Margin	32%	0.0%	(25)%	0.0%	32%	(24)%	N.M.
Depreciation and amortization	213,539	12.3%	207,616	16.2%	99	97	2.9%

Total operating expenses	1,404,342	80.6%	1,807,752	140.7%	653	841	(22.3)%

Operating Income (Loss)	337,538	19.4%	(522,571)	(40.7%)	157	(243)	N.M.

Interest Income and Exchange Gain (Loss), net
Interest income	26,187	1.5%	19,702	1.5%	13	9	32.9%
Interest expense	(3,578)	(0.2%)	(9,250)	(0.7%)	(2)	(4)	(61.3)%
Exchange gain (loss), net	873	0.1%	(1,669)	(0.1%)	—	(1)	N.M.

Interest income and exchange gain (loss), net	23,482	1.3%	8,783	0.7%	11	4	167.4%

Income (Loss) before Income Tax Benefit (Provision)	361,020	20.7%	(513,788)	(40.0%)	168	(239)	N.M.
Income Tax Benefit (Provision)
Current	7,815	0.4%	(27,383)	(2.1)%	4	(13)	N.M.
Deferred	96,133	5.5%	209,113	16.3%	44	98	(54.0)%

Total income tax benefit (provision)	103,948	6.0%	181,730	14.1%	48	85	(42.8)%

Net Income (Loss)	464,968	26.7%	(332,058)	(25.8)%	216	(154)	N.M.

Net Income (Loss) Attributable to:
Equity holders of the Company	464,625	26.7%	(331,860)	(25.8%)	216	(154)	N.M.
Minority interest in subsidiary	343	0.0%	(198)	(0.0)%	—	—	N.M.

Net Income (Loss)	464,968	26.7%	(332,058)	(25.8)%	216	(154)	N.M.

Earnings (Loss) per Share	599		(428)		0.28	(0.20)	N.M.

Earnings (Loss) per ADS (based on 7 shares per ADS)	4,194		(2,995)		1.95	(1.39)	N.M.

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 12

Income statement data

For the nine-month period ended September 30, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2006	% of total operating revenues	Bs. 2005	% of total operating revenues	US$ 2006	US$ 2005	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	676,008	14.2%	681,773	19.1%	315	318	(0.8)%
Domestic long distance	211,041	4.4%	221,341	6.2%	98	103	(4.7)%
International long distance	97,434	2.0%	84,475	2.4%	45	39	15.3%
Net settlements	(4,940)	(0.1)%	311	0.0%	(2)	—	N.M.

Total international long distance	92,494	1.9%	84,786	2.4%	43	39	9.1%
Fixed to mobile - Outgoing	663,057	13.9%	551,254	15.5%	308	256	20.3%
Interconnection incoming	68,418	1.4%	70,778	2.0%	32	33	(3.3)%
Other wireline-related services	174,103	3.6%	127,599	3.6%	81	59	36.4%
Internet dial-up	54,041	1.1%	44,611	1.3%	25	21	21.1%
Other telecommunications-related services	26,353	0.6%	17,453	0.5%	12	8	51.0%

Total other fixed services	254,497	5.3%	189,663	5.3%	118	88	34.2%
Broadband	612,054	12.8%	458,957	12.9%	285	213	33.4%

Total fixed revenues	2,577,569	54.0%	2,258,552	63.4%	1,199	1,050	14.1%
Mobile revenues
Mobile services	1,844,450	38.6%	1,062,857	29.8%	858	495	73.5%
Mobile equipment sales	353,429	7.4%	241,352	6.8%	164	112	46.4%

Total mobile revenues	2,197,879	46.0%	1,304,209	36.6%	1,022	607	68.5%

Total operating revenues	4,775,448	100.0%	3,562,761	100.0%	2,221	1,657	34.0%

Operating Expenses
Provision for uncollectibles	47,194	1.0%	48,229	1.4%	22	22	(2.1)%
Operations, maintenance, repairs and administrative	1,890,575	39.6%	1,512,001	42.4%	879	703	25.0%
Cost of sales of mobile equipment	765,861	16.0%	433,515	12.2%	356	202	76.7%
Additional pension obligation due to Supreme Court ruling	—	0.0%	645,263	18.1%	—	300	(100.0)%
Interconnection cost	469,175	9.8%	386,175	10.8%	218	180	21.5%
Concession and other taxes	298,585	6.3%	206,989	5.8%	139	96	44.3%
Other expense (income), net	16,295	0.3%	(67,189)	(1.9)%	8	(31)	N.M.

	3,487,685	73.0%	3,164,983	88.8%	1,622	1,472	10.2%
EBITDA	1,287,763	27.0%	397,778	11.2%	599	185	223.7%

EBITDA Margin	27%	0.0%	11%	0.0%	27%	11%	1,600 bps
Depreciation and amortization	640,432	13.4%	619,743	17.4%	298	288	3.3%

Total operating expenses	4,128,117	86.4%	3,784,726	106.2%	1,920	1,760	9.1%

Operating Income (Loss)	647,331	13.6%	(221,965)	(6.2)%	301	(103)	N.M.

Interest Income and Exchange (Loss) Gain, net
Interest income	65,824	1.4%	68,003	1.9%	30	32	(3.2)%
Interest expense	(9,603)	(0.2)%	(25,056)	(0.7)%	(4)	(12)	(61.7)%
Exchange (loss) gain, net	(865)	(0.0)%	29,643	0.8%	—	14	N.M.

Interest income and exchange (loss) gain, net	55,356	1.2%	72,590	2.0%	26	34	(23.7)%

Income (Loss) before Income Tax Benefit (Provision)	702,687	14.7%	(149,375)	(4.2)%	327	(69)	N.M.
Income Tax Benefit (Provision)
Current	(101,641)	(2.1)%	(95,513)	(2.7)%	(47)	(44)	6.4%
Deferred	143,427	3.0%	321,583	9.0%	66	149	(55.4)%

Total income tax benefit (provision)	41,786	0.9%	226,070	6.3%	19	105	(81.5)%

Net Income	744,473	15.6%	76,695	2.2%	346	36	870.7%

Net Income Attributable to:
Equity holders of the Company	743,647	15.6%	76,121	2.1%	346	36	876.9%
Minority interest in subsidiary	826	0.0%	574	0.0%	—	—	43.9%

Net Income	744,473	15.6%	76,695	2.2%	346	36	870.7%

Earnings per Share	959		99		0.45	0.05	870.7%

Earnings per ADS (based on 7 shares per ADS)	6,716		692		3.12	0.32	870.7%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 13

Balance sheet data

As of September 30, 2006 and December 31, 2005

(Expressed in millions of bolivars and millions of US dollars)

	September 30, 2006	December 31, 2005	US$ 2006	US$ 2005
Assets
Non-Current Assets:
Property, plant and equipment, net of accumulated depreciation of Bs. 14,427,485 and Bs. 13,848,251, respectively	3,496,188	3,483,063	1,626	1,620
Cellular concession, net	145,827	150,088	68	70
Long-term accounts receivable from Venezuelan Government entities	43,000	64,377	20	30
Deferred income tax asset	973,658	830,231	453	386
Information systems (software), net	409,735	342,349	191	159
Other assets	116,732	71,433	54	34

Total non-current assets	5,185,140	4,941,541	2,412	2,299

Current Assets:
Other current assets	78,091	62,552	36	29
Inventories, spare parts and supplies, net	466,945	312,255	217	145
Accounts receivable from Venezuelan Government entities	220,851	188,095	103	87
Accounts receivable, net of provision for uncollectibles of Bs. 64,796 and Bs. 107,770, respectively	860,589	687,039	400	320
Cash and temporary investments	1,499,182	1,098,629	697	511

Total current assets	3,125,658	2,348,570	1,453	1,092

Total assets	8,310,798	7,290,111	3,865	3,391

Stockholders’ Equity and Liabilities

Stockholders’ Equity	3,868,695	3,669,069	1,799	1,707

Non-Current Liabilities:
Long-term debt	29,559	63,338	14	29
Provision for litigation	147,741	134,513	69	63
Pension and other post-retirement benefit obligations	1,404,957	1,230,166	653	572

Total non-current liabilities	1,582,257	1,428,017	736	664

Current Liabilities:
Current portion of the long-term debt	33,815	40,992	16	19
Accounts payable	1,580,375	1,161,580	735	540
Accrued employee benefits	197,461	92,608	92	43
Pension and other post-retirement benefit obligations	334,415	348,532	156	162
Income tax payable	85,213	77,352	40	36
Dividends payable	137,481	—	64	—
Deferred revenue	227,724	184,518	106	86
Concession tax	83,095	75,412	39	35
Subscriber reimbursable deposits	38,064	69,462	18	32
Other current liabilities	142,203	142,569	64	67

Total current liabilities	2,859,846	2,193,025	1,330	1,020

Total liabilities	4,442,103	3,621,042	2,066	1,684

Total stockholders’ equity and liabilities	8,310,798	7,290,111	3,865	3,391

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 14

Cash flow data

For the nine-month period ended September 30, 2006 and 2005

(Expressed in millions of bolivars and millions of US dollars)

	Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
Operating Activities:
Net income	744,473	76,695	346	36
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange loss (gain), net	865	(29,643)	—	(14)
Minority interest in subsidiary	(826)	(574)	—	—
Depreciation and amortization	640,432	619,743	298	288
Current income tax	101,641	95,513	47	44
Deferred income tax (benefit)	(143,427)	(321,583)	(66)	(149)
Provision for inventory obsolescence	42,620	10,822	20	5
Provision for litigation	24,933	53,115	12	25
Additional pension obligation due to Supreme Court ruling	—	645,263	—	300
Provision for uncollectibles	47,194	48,229	22	22
Gain in sale of investment	—	(71,260)	—	(33)

Changes in current assets and liabilities	(31,259)	(193,930)	(15)	(90)
Changes in non-current assets and liabilities	139,148	44,753	64	20

Net cash provided by operating activities	1,565,794	977,143	728	454

Investing Activities:
Acquisition of information systems (software), net of disposals	(119,904)	(97,679)	(56)	(45)
Acquisition of property, plant and equipment, net of disposals	(596,778)	(462,811)	(277)	(215)

Net cash used in investing activities	(716,682)	(560,490)	(333)	(260)

Free Cash Flow	849,112	416,653	395	194

Financing Activities:
Proceeds from borrowings	6,237	69,095	3	32
Payments of debt	(47,447)	(242,595)	(22)	(113)
Dividends paid	(405,797)	(415,612)	(189)	(193)
Purchase of shares for the workers benefit fund, net	(1,552)	5,657	(1)	3

Net cash used in financing activities	(448,559)	(583,455)	(209)	(271)

Increase (decrease) in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	400,553	(166,802)	186	(77)
Effect of exchange rate changes on cash and temporary investments	—	30,624	—	14

Increase (decrease) in cash and temporary investments	400,553	(136,178)	186	(63)

Cash and temporary investments:
Beginning of the period	1,098,629	967,543	511	450

End of the period	1,499,182	831,365	697	387

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 15

Reconciliation of Non-GAAP financial measures

(Expressed in millions of bolivars and millions of US dollars)

For the quarters ended September 30, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income (Loss)		464,968	(332,058)	216	(154)
Plus / (minus):
Total income tax benefit (provision)		(103,948)	(181,730)	(48)	(85)
Interest income and exchange gain (loss), net		(23,482)	(8,783)	(11)	(4)
Depreciation and amortization		213,539	207,616	99	97

EBITDA		551,077	(314,955)	256	(146)

EBITDA Margin
EBITDA	=	551,077	(314,955)	256	(146)

Total operating revenues		1,741,880	1,285,181	810	598
EBITDA Margin		32%	(25)%	32%	(24)%

For the nine-month periods ended September 30, 2006 and 2005		Bs. 2006	Bs. 2005	US$ 2006	US$ 2005
EBITDA
Net Income		744,473	76,695	346	36
Plus / (minus):
Total income tax benefit (provision)		(41,786)	(226,070)	(19)	(105)
Interest income and exchange (loss) gain, net		(55,356)	(72,590)	(26)	(34)
Depreciation and amortization		640,432	619,743	298	288

EBITDA		1,287,763	397,778	599	185

EBITDA Margin
EBITDA	=	1,287,763	397,778	599	185

Total operating revenues		4,775,448	3,562,761	2,221	1,657
EBITDA Margin		27%	11%	27%	11%

Cash Earnings
Net income		744,473	76,695	346	36
Plus / (minus):
Exchange loss (gain), net		865	(29,643)	—	(14)
Minority interest in subsidiary		(826)	(574)	—	—
Depreciation and amortization		640,432	619,743	298	288
Current income tax		101,641	95,513	47	44
Deferred income tax (benefit)		(143,427)	(321,583)	(66)	(149)
Provision for inventory obsolescence		42,620	10,822	20	5
Provision for litigation		24,933	53,115	12	25
Additional pension obligation due to Supreme Court ruling		—	645,263	—	300
Provision for uncollectibles		47,194	48,229	22	22
Gain in sale of investment		—	(71,260)	—	(33)

Cash Earnings		1,457,905	1,126,320	679	524
Free Cash Flow
Net cash provided by operating activities		1,565,794	977,143	728	454
Minus:
Net cash used in investing activities		(716,682)	(560,490)	(333)	(260)

Free cash flow		849,112	416,653	395	194

As of September 30, 2006 and December 31, 2005		September 30, 2006	December 31, 2005	US$ 2006	US$ 2005
Net Cash Position
Cash and temporary investments		1,499,182	1,098,629	697	511
Minus:
Long-term debt		(29,559)	(63,338)	(14)	(29)
Current portion of the long-term debt		(33,815)	(40,992)	(16)	(19)

Net cash position		1,435,808	994,299	667	463

CANTV 3Q06 Earnings Commentary – October 25, 2006	NYSE: VNT BVC: TDV.d 16

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.3 million switched fixed access lines in service, nearly 6.8 million mobile subscribers and nearly 423 thousand broadband subscribers as of September 30, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.4% (Class C Shares) and the remaining 58.5% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges net of discounts.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS. Each ADS represents seven Cantv Class D shares.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short mobile message service.

Switched access lines:	Fixed access lines including residential, non residential and public telephony.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 3Q06 Earnings Commentary - October 25, 2006	NYSE: VNT BVC: TDV.d 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: October 27, 2006